[YARRAMAN LETTERHEAD]

Ms. Tia Jenkins U.S. Securities and Exchange Commission Mail Stop 3561 100 F Street, N.W. Washington, D.C. 20549

Re:	Yarraman Winery, Inc. Form 10-QSB for Quarter Ended March 31, 2006 (File No. 000-2885) (the “Form 10-QSB”)

Dear Ms. Jenkins:

Thank you for your comment letter dated July 31, 2006 (the “Comment Letter”) with respect to the above-captioned Quarterly Report on Form 10-QSB filed by Yarraman Winery, Inc., a Nevada corporation (the “Company”). In response to the comments contained in the Comment Letter, we are filing Amendment No. 1 to the above-captioned Quarterly Report on Form 10-QSB/A (“Amendment No. 1”). Amendment No. 1 incorporates our responses to your comments, and this letter sets forth each of our responses.

In order to facilitate your review of Amendment No. 1, we have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.

COMMENT NUMBER	RESPONSE

1	The Company has made the requested change to Item 3 to Amendment No. 1.

2	The Company has made the requested change to Item 3 to Amendment No. 1.

3
We view the nature of the transaction as a gain on settlement of one of our debts and therefore categorized it in our statement of operations as a component of “Other Income and Expense”. We have updated our disclosure in Management’s Discussion and Analysis to include more details about the transaction.

4
We did purchase certain assets and related liabilities from our former Parent, Yarraman Road Trust. The purchase of these assets occurred prior to the reverse merger. We did not retroactively restate the historical financial statements as it was not considered to be the net assets of a business combination between common control interests. We purchased specific items that did not constitute a common control merger or the change in the reporting entity. The Yarraman Road Trust has other significant assets that were not part of this transaction.

We valued this transaction at the historical cost basis of the Yarraman Road Trust. We have updated our disclosure to include this information.

Your prompt attention to this filing would be greatly appreciated. Please let us know if you have further questions. Thank you.

Sincerely,

By:	/s/ John Wells
John Wells
Chief Financial Officer

cc:	Loeb & Loeb LLP
Kabani & Company, Inc.